GOLD FIELDS

Gold Fields Holdings Company BVI Ltd

24 St Andrews Road
Parktown
Johannesburg
South Africa
2193

Tel: +2711 644 2400
Fax: +27 11 484 4884

Friday, 09 May, 2008

BRAZAURO RESOURCES CORPORATION
16360 Park Ten Place, Suite 217
Houston, Texas 77084
Tel: (281) 579-3400
Fax: (281) 579-9799

Attention: Len Krol
Director

Dear Len,

RE: LETTER OF INTENT

1. Introduction

This letter of intent ("**LOI**") serves to outline the terms and conditions upon which Gold Fields Holdings Company (BVI) Ltd (in its own right or acting as nominee or agent for and on behalf of an Affiliate of Gold Fields Holding Company (BVI) Ltd) ("**Gold Fields**") and Gold Fields Do Brazil Mineracao ("**GF Brazil**"), are prepared to enter into a definitive agreement with Brazauro Resources Corporation ("**Brazauro**") (Gold Fields, GF Brazil and Brazauro collectively referred to as the "**Parties**") relating to the sale of Gold Fields' indirect interest in its Bom Jardim concessions in Brazil, as such concessions are described more fully in **Annexure A**, (the "**Properties**") to Brazauro. For purposes of this LOI, "**Affiliate**" means in relation to either of the Parties, an entity (whether incorporated, unincorporated or to be incorporated) which controls, is controlled by or is under common control with such Party, whether directly or indirectly. For this purpose control means the direct or indirect ownership of more than 50% of the voting interests in the entity concerned and/or the ability to appoint the majority of the board of directors of such entity and/or the ability to control, manage or influence, in fact, the business and affairs of such entity.

2. Sale of the Properties

2.1 Gold Fields will sell the Properties indirectly by way of the sale of its wholly owned subsidiary as set out in further detail below to Brazauro for one million Canadian Dollars worth of common

shares in the issued share capital of Brazauro. Brazauro is a British Columbia company whose common shares are listed on the TSX Venture Exchange in Canada. Currently the Properties are held by GF Brazil.

2.2 The parties agree to use reasonable commercial efforts to negotiate and settle a definitive sale agreement (the **"Sale Agreement"**) governing the purchase and sale of the Properties and to settle its structure in the most commercial, legal and tax efficient manner for all Parties. Gold Fields and GF Brazil agree to reorganize ownership of the Properties in the following manner (**"the Reorganisation"**) prior to the disposition:

2.2.1 GF Brazil will transfer the Properties to a newly incorporated Brazilian *Limitada* Company (**"Newco"**) in the most efficient manner regarding the legal, tax and commercial considerations.

2.2.2 The shares of NEWCO will ultimately be held by an existing Gold Fields Affiliate (referred to herein as **"BVI Co"**), which will be a 100% owned subsidiary of Gold Fields.

2.3 The Sale Agreement shall contain such other terms and conditions, covenants and representations as contemplated by this LOI and as are customary for transactions of this nature, including comprehensive representations and warranties regarding the status and affairs of BVI Co to be given at Closing. Gold Fields will sell its 100% interest in BVI Co to Brazauro after the Reorganisation is completed.

2.4 The Sale Agreement will be entered into within 2 months after the date of fulfilment of the last of the Conditions Precedent set out in paragraph 4.1 below (**"the Conditions Precedent"**) and the completion of the Reorganisation and shall, subject to any rights of cancellation or termination which either Party may have in terms of the Sale Agreement or in law, continue in effect notwithstanding exercise or termination of any of the First Phase Option, the Second Phase Option or the Third Phase Option.

3. Acquisition and Back-In

Subject to the Conditions Precedent, the Parties wish to enter into the Sale Agreement having the following principal terms and conditions:

3.1. ***Initial Closing***

3.1.1. Gold Fields shall sell to Brazauro the entire issued share capital of BVI Co for one million Canadian Dollars worth of common shares in the issued share capital of Brazauro (the **"Closing"**), subject to the terms and conditions set out below and in the sale Agreement. The number of common shares of Brazauro to be issued to acquire the Properties (the **"BZO Shares"**) shall be calculated using a deemed price per share equal to the greater of the 30 day Volume-Weighed Average Price (**"VWAP"**) prior to closing or the Discounted Market Price (as defined in the TSX Venture Exchange Corporate Finance Manual) on the day prior to the date of this LOI.

3.1.2. Gold Fields acknowledges that all certificates issued representing the BZO Shares, as well as all certificates issued in exchange for or in substitution therefor, will bear a legend to the following effect:

"WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF CANADIAN RESIDENT UNTIL ● [4 months and one day from the day of issue].".

3.2. ***First Phase***

3.2.1. During the period (the "**First Phase Election Period**") commencing on the date that is the second anniversary of the date of the Closing (the "**Closing Date**") and ending on the thirtieth business day thereafter, Gold Fields shall have a one time election to acquire a right ("**First Phase Option**"), subject to vesting of the First Phase Option, to subscribe for such number of Ordinary Shares in the capital of BVI Co ("**First Phase Shares**") as would, upon issue thereof, give Gold Fields a shareholding of 60% (sixty percent) of all issued Ordinary Shares of BVI Co (thereby giving Gold Fields an indirect 60% (sixty percent) interest in the Properties) for an aggregate subscription price of US$1.00 during the period set forth below. Gold Fields may acquire the First Phase Option by providing Brazauro with written notice ("**Notice of First Phase Option**") during the First Phase Election Period under which it elects to acquire the First Phase Option and covenants to maintain the Properties in good standing until nine months after the First Phase Termination Date (defined below). If Gold Fields does not deliver its Notice of First Phase Option before the end of the First Phase Election Period, its rights to the First Phase Option shall terminate and it shall have no further right or interest in the Properties other than the NSR (defined below).

3.2.2. The First Phase Option shall be unexercisable until it vests. The First Phase Option shall vest and become exercisable on the date ("**the First Phase Vesting Date**") that Gold Fields has satisfied the **First Phase Option Premium.** The First Phase Option Premium shall be satisfied by Gold Fields expending, directly on the Properties, an amount ("**the First Vesting Amount**") equal to 200% of the amount of the Brazauro Expenditures. For the purposes of this LOI, "**Brazauro Expenditures**" shall mean the total expenditures incurred by Brazauro on or in respect of the Properties and Brazauro's neighbouring Circulo Property, as described further in **Annexure B,** ("**the Circulo Property**") during the period commencing on the Closing Date and ending on the second anniversary of the Closing Date for the purposes of maintaining title to the Properties and exploration and development activities directed towards disclosure and definition of an ore body on the Properties and the Circulo Property. On the second anniversary of the Closing Date Brazauro shall deliver to Gold Fields a statement detailing the Brazauro Expenditures, which statement may include amounts which Brazauro is obligated to pay but has not paid (including a reasonable estimate of amounts that it will have to pay upon receipt of an invoice for work or other services already performed).

3.2.3. The "**First Phase Termination Date**" is the date that is the earlier of:

3.2.3.1. three years after the date Gold Fields delivers the Notice of First Phase Option to Brazauro;

3.2.3.2. the day after the First Phase Vesting Date; or

3.2.3.3. the date Gold Fields delivers Brazauro notice that Gold Fields has elected to terminate the First Phase Option.

3.2.4. The First Phase Option shall terminate on the later of:

3.2.4.1. if the First Phase Termination Date occurs before the First Phase Vesting Date, the First Phase Termination Date; or

3.2.4.2. if the First Phase Vesting Date occurs before the First Phase Termination Date, 30 business days after the First Phase Vesting Date,

and if Gold Fields wishes to exercise the First Phase Option, it shall do so by delivering a written notice of exercise to Brazauro prior to 5.00 p.m. (CET time) on or before the 30th business day after the First Phase Vesting Date together with a statement of expenditures evidencing in detail completion of the expenditure of the First Phase Option Premium and payment of US$1.00 and, upon receipt of such notice, statement and funds in respect of such payment, Brazauro shall cause BVI Co to issue to Gold Fields the First Phase Shares.

3.2.5. Only expenditures of Gold Fields on or in respect of the Properties for the purposes of maintaining title to the Properties and exploration and development activities directed towards disclosure and definition of an ore body on the Properties shall be counted as part of the First Vesting Amount. This may include amounts which Gold Fields is obligated to pay but has not paid (including a reasonable estimate of amounts that it will have to pay upon receipt of an invoice for work or other services already performed).

3.2.6. If Gold Fields:

3.2.6.1. decides not to deliver a Notice of First Phase Option before the end of the First Phase Election Period;

3.2.6.2. does not satisfy the First Option Premium before the third anniversary of the date Golf Fields delivers the Notice of First Phase Option to Brazauro; or

3.2.6.3. decides to deliver a notice to Brazauro terminating the First Phase Option,

Gold Fields shall have no right to acquire any Ordinary Shares of BVI Co and no rights to the Second Phase Option referred to in 3.3.1 below but shall be granted a 2% Net Smelter Returns Royalty (the "**NSR**") in respect of production of gold from the Properties, the details of which will be set forth more fully in the Sale Agreement.

3.2.7. In the event that Gold Fields exercises the First Phase Option, Brazauro will promptly (but in any event not later than 3 (three) months after Gold Fields' exercise) cause BVI Co to

take all such actions and execute all such documents necessary to issue the First Phase Shares to Gold Fields and will ensure that these shares are actually issued.

3.2.8. Gold Fields shall have the right to terminate the First Phase Option at any time provided that at the time of termination Newco has completed all necessary filings and paid all necessary fees to cause the Properties to be in good standing for not less than the nine months following termination.

3.2.9. With effect from Gold Fields exercising the First Phase Option:

3.2.9.1. each Party shall be entitled to appoint two (2) Directors to a four member Board of Directors of BVI Co;

3.2.9.2. each Party shall furthermore be entitled to appoint one alternate to each director appointed by such Party and to remove, replace and fill any vacancy in any such appointment as a director or alternate director;

3.2.9.3. if a Party holds greater than 50% of the outstanding Ordinary Shares of BVI Co, that Party shall be entitled to appoint the chairperson of the Board, and the chairperson so appointed shall have a second or casting vote; and

3.2.9.4. the affairs of BVI Co shall be managed as described in **Annexure C** hereto.

3.3. ***Second Phase***

3.3.1. If Gold Fields duly exercises the First Phase Option within the required time periods then, during the period (**"the Second Phase Election Period"**) commencing on the date that Gold Fields delivers to Brazauro notice of exercise of the First Phase Option and ending 3 (three) months thereafter, Gold Fields shall have a one time election to acquire a right (**"the Second Phase Option"**), subject to vesting of the Second Phase Option, to subscribe for such number of Ordinary Shares in the capital of BVI Co (**"the Second Phase Shares"**) as would, upon issue thereof, give Gold Fields a shareholding of 70% (seventy percent) of all issued Ordinary Shares of BVI Co (thereby giving Gold Fields an indirect 70% (seventy percent) interest in the Properties) for an aggregate subscription price of US$1.00 during the period set forth below. Gold Fields may acquire the Second Phase Option by providing Brazauro with written notice (**"the Notice of Second Option"**) during the Second Phase Election Period under which it elects to acquire the Second Phase Option and covenants to maintain the Properties in good standing until the Second Phase Termination Date (defined below). If Gold Fields does not deliver its Notice of Second Option before the end of the Second Phase Election Period, its rights to the Second Phase Option shall terminate.

3.3.2. The Second Phase Option shall be unexercisable until it vests. The Second Phase Option shall vest and become exercisable on the date (**"the Second Phase Vesting Date"**) that Gold Fields has satisfied the Second Phase Option Premium in full. The Second Phase Option Premium shall be satisfied at the earlier of Gold Fields:

3.3.2.1. completing and delivering to Brazauro a feasibility study of such detail and scope as to be acceptable to a bank or other financial institution for the purpose

of providing finance for the establishment and carrying out of mining operations on the Properties and which may draw either a positive or a negative conclusion as to whether mining operations on the Properties would be economic (**"Feasibility Study"**), the cost of which has been solely funded directly by Gold Fields; or

3.3.2.2. incurring expenditures in the aggregate amount of US$10,000,000 (US$ ten million) directly on or in respect of the Properties for the purposes of maintaining title to the Properties and for exploration and development activities directed towards disclosure and definition of an ore body on the Properties, including costs incurred toward completion of a Feasibility Study,

and the amounts so expended directly by Gold Fields may include amounts which Gold Fields is obligated to pay but has not paid (including a reasonable estimate of amounts that it will have to pay upon receipt of an invoice for work or other services already performed). Gold Fields shall ensure that any Feasibility Study shall be addressed to both of Gold Fields and Brazauro, will satisfy the requirements of National Instrument 43-101 of the Canadian Securities Administrators in respect of feasibility studies, may be filed by Brazauro with the securities commissions in Canada and the United States of America and referred to in its public disclosure documents and can be relied upon by any third party financier of Brazauro.

3.3.3. The **"Second Phase Termination Date"** is the date that is the earlier of:

3.3.3.1. three years after the date Gold Fields delivers the Notice of Second Option to Brazauro;.

3.3.3.2. on the day after the Second Phase Vesting Date; or

3.3.3.3. the date Gold Fields delivers Brazauro notice that Gold Fields has elected to terminate the Second Phase Option.

3.3.4. The Second Phase Option shall terminate on the later of:

3.3.4.1. if the Second Phase Termination Date occurs before the Second Phase Vesting Date, the Second Phase Termination Date; or

3.3.4.2. if the Second Phase Vesting Date occurs before the Second Phase Termination Date, 30 business days after the Second Phase Termination Date and if Gold Fields wishes to exercise the Second Phase Option, it shall do so by delivering a written notice of exercise to BVI Co prior to 5.00 p.m. (CET time) on or before the 30th business day after the Second Phase Vesting Date together with a statement of expenditures evidencing in detail the expenditures included in Second Vesting Amount and payment of US$1.00 and upon receipt of such notice, statement and funds in respect of such payment Brazauro shall cause BVI Co to issue to Gold Fields the Second Phase Shares.

3.3.5. in the event that Gold Fields delivers a Notice of Second Option but does not duly exercise the Second Phase Option in accordance with this LOI, Gold Fields shall not be entitled to the Second Phase Shares. Regardless, Gold Fields will retain its First Phase Shares.

3.4. ***Obligations During Back-In***

3.4.1. So long as the First Phase Option or the Second Phase Option is in effect, Gold Fields shall:

3.4.1.1. manage all exploration and development programs at the Properties and solely pay all expenses in respect thereof;

3.4.1.2. maintain Newco's title to the Properties in good-standing, including paying all required fees or charges and filing all necessary work reports;

3.4.1.3. perform all work in a sound and workmanlike manner, in accordance with sound mining and engineering practices and in substantial compliance with all applicable federal, state, local and municipal laws, by-laws, ordinances, rules and regulations;

3.4.1.4. allow Brazauro access to all reports, maps, sections, drill logs, assay results, studies, technical data and other information in its possession, whether in paper or electronic form, in respect of the Properties;

3.4.1.5. provide Brazauro with; (A) quarterly reports on the activities carried out on or in respect of the Properties, indicating the status of all work on the Properties and a summary of all results obtained or received by Gold Fields in connection with all work in respect of the Properties; (B) deliver an annual report on or before January 31 of each calendar year indicating all results obtained or received by Gold Fields in connection with the work on the Properties and the compilation and interpretation thereof as well as a breakdown of the expenditures incurred in carrying out such work and conclusions of drilling results; and (C) timely reports and information, including any technical reports prepared in accordance with applicable law, and forthwith upon the occurrence of any material results or other material events, notice thereof in reasonable detail, and will provide copies of relevant data, regarding such material results or events;

3.4.1.6. at all reasonable times, provide the representatives of Brazauro, at their own sole risk and expense and subject to meeting Gold Fields' safety requirements, to inspect the Properties and operations carried out thereon so long as the inspecting representatives do not unreasonably interfere with operations being undertaken on the Properties;

3.4.1.7. indemnify and save harmless Brazauro from and against all suits, claims, demands, losses and expenses that directly or indirectly arise as a result of Gold Fields or its agents, representatives or service providers activities or omissions on the Properties;

3.4.1.8. not, at any time, place or suffer to exist, any lien, pledge, mortgage, lease, sublease, charge or other encumbrance on the whole or any part of the Properties; and

3.4.1.9. place and maintain with a reputable insurer or insurers insurance in accordance with normal industry standards and practice, naming the parties as insured and protecting the parties from third party claims and, upon the request of Brazauro, provide it with evidence of that insurance.

3.4.2. If Gold Fields exercises the First Phase Option, then upon exercise, expiry or termination of the Second Phase Option:

3.4.2.1. Gold Fields shall have the right to decide whether it will become Project Manager of the Properties;

3.4.2.2. all expenditures in respect of the Properties will be funded by way of loans to Newco and each of Gold Fields and Brazauro shall contribute to such expenditures in accordance with their interests in BVI Co, unless such party elects not to contribute and to accept dilution of its interest in BVI Co instead as more particularly described in Annexure C, as invoiced by the Project Manager from time to time.

3.5. ***Third Phase***

3.5.1. After completion of a Feasibility Study and delivery thereof to Brazauro, whether by Gold Fields for the purposes of exercising the Second Phase Option or by the Project Manager of BVI Co after exercise of the First Option and expiry, termination or exercise of the Second Phase Option and after BVI Co has decided to proceed with construction at the Properties for the purposes of putting the Properties into Commercial Production, Brazauro can elect, by notice in writing to Gold Fields within six (6) months after receipt of the Feasibility Study, to either:

3.5.1.1. elect to participate in mining of the Project by:

3.5.1.1.1. contributing to the funding of the estimated costs and expenses in respect of placing the Properties in production (as set out in the Feasibility Study) (**"the Mining Expenses"**) in proportion to its beneficial shareholding in BVI Co at the date of election, such participation to be financed either by way of debt or equity investment in BVI Co in the manner that is determined by Brazauro and Gold Fields to be most advantageous to it at the time and, in connection with such financing, shall be entitled to grant security in, pledge, or otherwise encumber, its entire interest in Ordinary Shares of BVI Co; or

3.5.1.1.2. requesting Gold Fields to arrange, subject to the approval of the South African Reserve Bank, (if required) and all such other approvals as may be required, funding for, or, at its sole election, provide funding

to, BVI Co for 100% of the Mining Expenses (**"Gold Fields Loan"**); or

3.5.1.2. elect not to participate in mining of the Project and suffer dilution as contemplated in Annexure C hereto.

3.5.2. If Brazauro fails to notify Gold Fields, it will be deemed to have made its election under paragraph 3.5.1.1.2.

3.5.3. If, after Brazauro has received the Feasibility Study, Brazauro has elected or is deemed to have elected the Gold Fields Loan under paragraph 3.5.1.1.2, Gold Fields may elect to either:

3.5.3.1. proceed with the arrangement, or provision, of the Gold Fields Loan to Brazauro or another subsidiary of Brazauro nominated by Brazauro (the **"BZO Nominee"**) on the terms set forth herein and, upon the completion of the advance of the Gold Fields Loan to Brazauro or the BZO Nominee to fund Mining Expenses, Gold Fields shall be granted the Third Phase Option; or

3.5.3.2. to resign as Project Manager of the Properties and allow Brazauro to act as Project Manager of the Properties and in such case BVI Co shall withdraw its plans to proceed with commencement of mining at the Properties in accordance with the Feasibility Study.

Gold Fields must make its election under this paragraph 3.5.3 by written notice to Brazauro, within 3 (three) months after the date on which Brazauro has made or is deemed to have made, its election under paragraph 3.5.1, failing which it will be deemed to have elected to proceed with the arrangement of provision of the Gold Fields Loan.

3.5.4. Upon the completion of the advance of the Gold Fields Loan to Brazauro or the BZO Nominee to fund Mining Expenses, BVI Co shall grant to Gold Fields an option (**"the Third Phase Option"**) to subscribe for such number of Ordinary Shares in the capital of BVI Co (**"Third Option Shares"**) as would, upon issue thereof, give Gold Fields an additional shareholding of 5% (five percent) of all issued Ordinary Shares, thereby providing for an aggregate 75% (seventy five percent) effective beneficial interest in the Properties for an aggregate subscription price of US$1.00.

3.5.5. For greater certainty, if, Brazauro elects to contribute to funding the Mining Expenses through its own financing sources under paragraph 3.5.1.1, Gold Fields shall not be granted the Third Phase Option.

3.5.6. The Gold Fields Loan shall:

3.5.6.1. be advanced to Brazauro or the BZO Nominee;

3.5.6.2. bear interest at the rate of LIBOR plus two percent (2%), calculated quarterly in arrears on the outstanding amount of the Gold Fields Loan, until the principal and interest of the Gold Fields Loan has been repaid in full;

3.5.6.3. be repaid to Gold Fields on a first priority basis out of 60% of that percentage of any repayments, dividends, distributions, royalties or other amounts payable by Newco to BVI Co which is equal to the percentage beneficial shareholding of BVI Co Ordinary Shares of Brazauro;

3.5.6.4. to the extent not repaid pursuant to paragraph 3.5.6.3, shall be repaid by BVI Co on a first priority basis out of any funds that would otherwise be distributed or paid to BVI Co or Brazauro in connection with any liquidation, dissolution, or winding up of Newco or BVI Co, respectively; and

3.5.6.5. be secured by security over the Property and by Brazauro pledging and granting a security interest over (on a non-recourse basis) its Ordinary Shares (including dividends, distributions, royalties, payments and other proceeds thereof) of BVI Co to the lender (which might be Gold Fields).

3.5.7. The Third Phase Option shall be open for acceptance for a period of 30 Business Days from the date (**"the Third Phase Termination Date"**) Gold Fields executes all documentation in respect of, and completes the first advance to BVI Co under, the Gold Fields Loan and if Gold Fields wishes to exercise the Third Phase Option, it shall do so by delivering written notice of exercise together with payment of US$1.00 to BVI Co prior to 5.00 p.m. (CET time) on or before the Third Phase Termination Date.

3.6. ***Dilution and NSR***

3.6.1. Where as a result of the dilution set out in Annexure C the percentage of the Ordinary Shares of BVI Co beneficially owned by a Party falls to below 10%, such Party's shareholding in BVI Co shall be deemed to have been acquired by BVI Co in exchange for a 1% Net Smelter Return Royalty.

4. Conditions Precedent

4.1. ***Conditions of this LOI***

This LOI is conditional upon the fulfilment of *inter alia* the following conditions precedent:

4.1.1. the Executive Committee of Gold Fields Limited, acting in its capacity as ultimate shareholder, approving the proposed transactions contemplated by this LOI;

4.1.2. the board of directors of Brazauro Resources Corporation approving the proposed transactions contemplated by this LOI;

4.1.3. Gold Fields being satisfied, in its sole discretion, with the results of its legal, taxation, financial and technical due diligence in respect of the transactions contemplated by this LOI;

4.1.4. Brazauro being satisfied, in its sole discretion, with the results of its legal, taxation, financial and technical due diligence in respect of the Reorganisation, the Properties, the affairs of BVI Co and Newco and the transactions contemplated in this LOI; and

4.1.5. Gold Fields and Brazauro obtaining all regulatory and such other approvals (whether from governmental bodies or third parties, including stock exchanges) that are necessary or desirable to enter into this LOI and the Sale Agreement, provided such approvals are on terms which are acceptable to Gold Fields and Brazauro, both acting reasonably.

Gold Fields and its Affiliates will, through their respective employees, agents, representatives, financial advisers, accountants and lawyers, have full and free access during regular business hours to the premises, records, information, auditors, accounts and senior personnel of the Properties, at all reasonable times, to enable Gold Fields to conduct the due diligence investigations of the Properties reasonably required by Gold Fields. Brazauro and its Affiliates will, through their respective employees, agents, representatives, financial advisers, accountants and lawyers, have full and free access during regular business hours to the premises, records, information, auditors, accounts and senior personnel of the Properties, of BVI Co, and of Newco, at all reasonable times, to enable Brazauro to conduct such due diligence investigations reasonably required by Brazauro. If the Conditions Precedent are not satisfied or waived on or before the date which is 3 (three) months after the date the LOI is accepted by Brazauro, this LOI will terminate and each Party will be released from any and all claims and liabilities in respect of the LOI. The conditions set out in paragraphs 4.1.1 and 4.1.3 are for the sole benefit of Gold Fields and may only be invoked or waived by it, while the conditions in paragraph 4.1.2 and 4.1.4 are for the sole benefit of Gold Fields and may only be invoked or waived by it. The remaining condition is a mutual condition for the benefit of both Parties and may only be waived by the agreement of both Parties.

4.2. ***Conditions of Closing***

The conditions precedent to Closing shall be set forth in the Sale Agreement. Included in such conditions precedent shall be a condition that Brazauro's obligations to complete the Closing will be conditional on the following:

4.2.1. Gold Fields delivering a representation letter confirming the representations and warranties in respect of , BVI Co and Newco set forth in Annexure D, which representations shall survive Closing; and

4.2.2. Gold Fields having completed the Reorganisation.

If the Conditions Precedent are not satisfied or waived on or before the date which is two (2) months after the date the Sale Agreement is executed by Brazauro, the Sale Agreement will terminate and Brazauro will be released from any and all claims and liabilities in respect of the Sale Agreement. The conditions set out in paragraphs 4.2.1 and 4.2.2 are for the sole benefit of Brazauro and may only be invoked or waived by it.

5. **Representations and Warranties**

5.1. ***Representation of Gold Fields and GF Brazil***

Gold Fields hereby represents and warrants to Brazauro that:

5.1.1. Gold Fields and GF Brazil have good and sufficient right and authority to enter into this LOI and carry out their respective obligations hereunder;

5.1.2. Gold Fields is duly incorporated under the International Business Companies Act of the British Virgin Islands (Cap. 291) and GF Brazil is duly incorporated under the laws of Brazil, is a private "limitada", is in good-standing and is not subject to any regulatory decision or order prohibiting or restricting trading in GF Brazil's shares;

5.1.3. as at the date hereof there are no outstanding actions, suits, judgments, investigations or proceedings of any kind whatsoever against or affecting GF Brazil, or against or affecting Gold Fields which relates to the business, operations or securities of GF Brazil or the Properties, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever nor are there, to the best of its knowledge, any pending or threatened which could impact on GF Brazil's ability to complete the Reorganisation;

5.1.4. this LOI is a binding agreement on Gold Fields and GF Brazil, enforceable against each of them in accordance with its terms and conditions;

5.1.5. no liabilities have been incurred on behalf of BVI Co or Newco for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this LOI;

5.1.6. GF Brazil holds a 100% legal and beneficial interest in rights to explore for minerals (a *Pesquisa*) on the area of the Properties, free and clear of all security interests, pledges, liens, charges, royalties or other encumbrances of any kind;

5.1.7. The completion of the Reorganisation by GF Brazil will not constitute a breach of any agreements to which GF Brazil may be a party;

5.1.8. there are no outstanding obligations or liabilities, contingent or otherwise, under any applicable environmental, mining or other law, including reclamation or rehabilitation work, associated with the Properties or arising out of past exploration, development and/or mining activities carried out by Gold Fields or GF Brazil thereon;

5.1.9. Gold Fields represents and warrants that the BZO Shares are being acquired by it for investment purposes only and not with a view to resale or distribution or in a series of transactions involving purchases and sales of the BZO Shares, and the BZO Shares are being purchased by Gold Fields as principal for its own account and not for the benefit of any other person; and

5.1.10. Gold Fields acknowledges that:

5.1.10.1. no securities commission or similar regulatory authority has reviewed or passed on the merits of the BZO Shares;

5.1.10.2. there is no government or other insurance covering the BZO Shares;

5.1.10.3. there are risks associated with the purchase of the BZO Shares;

5.1.10.4. there are restrictions on the Gold Field's ability to resell the BZO Shares and it is the responsibility of the Subscriber to find out what those restrictions are and to comply with them before selling the BZO Shares; and

5.1.10.5. Brazauro has advised Gold Fields that Brazauro is relying on an exemption from the requirements to provide Gold Fields with a prospectus and to sell BZO Shares through a person registered to sell securities and, as a consequence of acquiring the BZO Shares pursuant to these exemptions, certain protections, rights and remedies provided by applicable securities legislation, including statutory rights of rescission or damages, will not be available to Gold Fields.

5.2. ***Representation of Brazauro***

Brazauro hereby represents and warrants to Gold Fields and GF Brazil that:

5.2.1. Brazauro has good and sufficient right and authority to enter into this LOI and carry out its obligations hereunder;

5.2.2. Brazauro is duly incorporated under the *Business Corporations Act* (British Columbia), is in good-standing, is a "reporting issuer" in British Columbia, Alberta and Ontario, is listed on the TSX Venture Exchange (the "TSXV") and is not suspended from trading or cease-traded or on notice that it does not meet Tier Maintenance Requirements for Tier 2 of the TSXV and may be subject to transfer to NEX and is not subject to any regulatory decision or order prohibiting or restricting trading in Brazauro's shares;

5.2.3. Brazauro is authorized to issue an unlimited number of common shares of which **76,437,621** common shares are outstanding as at the date hereof as fully-paid and non-assessable shares;

5.2.4. as at the date hereof there are no outstanding actions, suits, judgments, investigations or proceedings of any kind whatsoever against or affecting Brazauro, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever nor are there, to the best of its knowledge, any pending or threatened;

5.2.5. this LOI is a binding agreement on Brazauro, enforceable against it in accordance with its terms and conditions; and

5.2.6. no proceedings have been taken or authorized by Brazauro or to the best of the knowledge of Brazauro, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution, or winding-up of Brazauro.

6. Covenants of Gold Fields and GF Brazil

Gold Fields and GF Brazil hereby covenant and agree:

6.1. to use reasonable efforts to complete the Reorganisation promptly after the execution of this LOI;

6.2. to cause BVI Co and Newco's working capital on the Closing Date to be not less than US$0;

6.3. for the period from the date hereof until Closing:

6.3.1. to use their best efforts to cause BVI Co and Newco to carry on their respective businesses in the ordinary course and not take any action or enter into any agreement which would create an inconsistency with any of the representations and warranties required to be given by Gold Fields at Closing as set forth in Annexure D; and

6.3.2. except as set out above, not to permit BVI Co and Newco to reach any agreement or understanding with any other party to issue any securities or transfer any mineral rights without the prior written consent of Brazauro.

7. Status of Letter of Intent and Nature of Relationship

7.1. The Parties wish to sign and execute a definitive Sale Agreement based on this LOI within 2 (two) months after Gold Fields has informed Brazauro that the Reorganisation has been completed.

7.2. The Parties agree that, save for the provisions contained in paragraphs 1, 2, 4, 5, 6 and 7, which shall be of immediate force and effect upon execution hereof, no contract or agreement providing for a potential transaction with regard to the subject matter of this LOI ("the Transaction") will be deemed to exist between the Parties unless and until a definitive Sale Agreement has been signed, executed and delivered by the Parties. Moreover, unless and until such a definitive Sale Agreement is entered into, executed and delivered, none of the Parties will be under any legal obligation of any kind whatsoever with respect to any Transaction. For the purposes of the this paragraph a "definitive Sale Agreement" does not include this LOI or any other preliminary agreement, nor does it include any written or oral acceptance of any offer or bid, unless otherwise expressly provided therein. It is specifically recorded that the final structure of the Transaction will be determined on the basis of commercial, tax, securities and corporate law advice in order to ensure the most efficient structure for each of the Parties.

7.3. The relationship between the Parties pursuant to this LOI is strictly that of independent contractors and will not constitute a partnership or agency for any purpose.

8. Confidentiality

8.1. For purposes of this paragraph 8, "Confidential Information" means any and all information, data, knowledge, opinions and interpretations of any nature whatsoever, relating to the business or operations of a Party ("the Disclosing Party") or its Affiliates or in any way relating to the Properties, disclosed (whether before, on or after the signature date of this LOI) by the Disclosing Party, its Affiliates or any of their respective officers, directors, employees, agents and representatives ("Representatives") to the other Party ("the Recipient"), its Affiliates or any of their respective Representatives, howsoever such information may be disclosed including, without limiting the foregoing, whether orally, visually or in electronic form (including computer language) or by reason of inspection of documentation or other matter. Notwithstanding the foregoing, for purposes of this paragraph 8, "Confidential Information" shall not include information which the Recipient can demonstrate (i) was or becomes a part of the public domain other than as a result of a disclosure by the Recipient, its Affiliates or any of their Representatives

in breach of this LOI; (ii) was or becomes available to the Recipient on a non-confidential basis from a source other than the Disclosing Party, its Affiliates or any of their respective Representatives; (iii) was already in the possession of the Recipient on a non-confidential basis prior to being furnished to the Recipient by the Disclosing Party, its Affiliates or any of their respective Representatives; or (iv) was developed by the Recipient independently of the Confidential Information received from the Disclosing Party.

8.2. All Confidential Information coming into the possession of the Recipient will be kept confidential and will not, except with the prior written consent of the Disclosing Party, be disclosed to any person other than the Representatives of the Recipient and its Affiliates who need to know such Confidential Information for purposes related to this LOI and the performance and exercise by such Party of its rights and obligations hereunder. This paragraph 8 shall survive termination of this LOI for a period of 1 (one) year after the Signing Date.

8.3. Paragraph 8.2 shall not prevent disclosure of any Confidential Information if and to the extent the Recipient or any of its Affiliates and their respective Representatives be requested or is required under applicable law or by a governmental, regulatory, stock exchange or other legitimate authority order, decree, regulation, or rule (including, but not limited to, by oral question, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process by a legitimate authority) to disclose such Confidential Information.

9. Notices

All notices or other communication to be given in connection with this LOI must be in writing and may be given by personal delivery, facsimile or post to the following addresses or details:

Brazauro:	Gold Fields:	And a copy to:
Address: 16360 Park Ten Place, Suite 217 Houston, Texas 77084 Attention: President **Tel:** (281) 579-3400 **Fax:** (281) 579-9799	**Address:** 24 St Andrews Road Parktown Johannesburg South Africa 2193 Attention: Paul Pretorius **Tel:** +2711 644 2579 **Fax:** +27 11 484 4882	**Address:** Gold Fields Exploration Inc. 6400 S. Fiddlers Green Cir., 1650 Greenwood Village, CO 80111 Attention: Nate Brewer **Tel:** +303 796-8683 **Fax:**

A Party may change these details from time to time by notice to the other Party. Any communication given by personal delivery is deemed to have been received by the other Party on the day of delivery, while a communication given by facsimile, telefax and the like is deemed to have been received (provided all pages of the communication were transmitted which is confirmed by a transmission sheet) on the day

of transmittal if transmitted during normal business hours and if the communication is not given during normal business hours, on the following business day. A communication made by post is deemed to have been received on the second business day after the date of posting and on the seventh business day after the date of posting if posted to or from a place outside the proposed recipient's country.

10. Governing Law

10.1. This LOI shall be governed by and construed in accordance with the laws of the British Virgin Islands.

11. Counterparts

11.1. This Letter Agreement may be executed in any number of counterparts, each of which is an original and all of which, together form one document.

12. Time

12.1. Time is of the essence of this Letter Agreement.

Yours faithfully,

Gold Fields HoldingsCompany (BVI) Ltd	Gold Fields Do Brazil Mineracao
BT DELANEY – Director	FRANCISCO AZEVEDO

Acceptance

Date: 9th of May **2008**

We the undersigned refer to the letter dated 9 May 2008 from Gold Fields. We accept the terms of the LOI and agree with all other matters set out therein.

Executed for and on behalf of **Brazauro Resources Corporation**

Signature of authorised representative

Signature of witness

Leendert G. Krol
Name of authorised representative (print)

Else E. Krol
Name of witness (print)

ANNEXURE A

THE PROPERTIES

850.283/2002 - 10,000.00 ha - exploration license on 01/July/2004, report asking for extension presented in 30/April/2007.

850.286/2002 - 8,782.32 ha - exploration license on 01/July/2004, report asking for extension presented in 30/April/2007.

850.477/2004 - 1,956.19 ha – Application for exploration license on 31/August/2004.

850.478/2004 - 1,955.64 ha – Application for exploration license on 31/August/2004.

Total **22,694.15 ha**

ANNEXURE B

Circulo claims next to the Bom Jardin claims

850.817/2006 - 9,501.46 ha - exploration license on 12/Sep/2007

850.818/2006 - 9,605.86 ha - exploration license on 12/Sep/2007

850.819/2006 - 8,829.48 ha - exploration license on 12/Sep/2007

850.820/2006 - 9,716.00 ha - exploration license on 12/Sep/2007

Total 37,652.80 h a

ANNEXURE C

BVI CO MANAGEMENT AND AFFAIRS

All capitalized terms used herein but not defined herein shall have the meanings given thereto in the LOI between Gold Fields Holding Company (BVI) Ltd, Gold Fields Do Brazil Mineracao and Brazauro Resources Corporation dated May 09, 2008

Shareholders Agreement

On exercise of the First Phase Option Gold Fields, Brazauro and BVI Co shall establish Articles and By-Laws of BVI Co or execute a shareholders' agreement governing the affairs of BVI Co (the "Agreement") or both to make the following provisions effective between the parties:

1. **Changes to Articles of Incorporation and By-Laws (or Equivalent)**

   All changes to the Articles and By-Laws of BVI Co or Newco shall be subject to approval by a Special Resolution.

2. **Shareholder Meetings and Election of Directors**

   The Shareholders shall be entitled to vote the number of Ordinary Shares of BVI Co (the "**BVI Co Shares**") beneficially owned by them on all resolutions of shareholders at shareholders meetings of BVI Co. The shareholders of BVI Co agree to vote all of their BVI Co Shares in favour of the nominees of each of Brazauro and Gold Fields on each election of directors of BVI Co.

3. **Directors Meetings**

   Directors meetings may be called by the shareholder of BVI Co that is the Project Manager. The Project Manager shall call a directors meeting within 10 business days of receipt of a request to hold a directors meeting made by any shareholder of BVI Co with greater than 10% of the outstanding BVI Co Shares. Notice must be given not less than 4 business days before the proposed meeting date, unless waived by the directors. Directors shall entitled to be present in person, but the Project Manager shall also make arrangements so that all directors may attend by phone or other convenient communication medium that allows all directors present to hear all other directors present. The Project Manager shall make reasonable efforts to schedule directors meetings at times that are reasonably convenient for all directors to attend. Quorum at directors meetings shall be not less than 3 directors.

4. **Special Resolutions**

   A Special Resolution shall be a resolution passed with the approval of shareholders holding not less than 76% of the outstanding shares of BVI Co.

5. Use of Cash Flow

Newco shall promptly pay the net proceeds of production not required for short term operations, reclamation or remediation, capital replenishment or general working capital to BVI Co by way of (in order of priority):

(a) repayment of all debts of Newco; and

(b) cash distribution (including dividends) to BVI Co.

BVI Co shall divide all amounts received from Newco as repayments of debt or cash distributions (including dividends) not required for the administration of its affairs such that it will use:

(c) that percentage of such amount as is equal to Gold Fields percentage beneficial ownership of BVI Co Shares to repay any debts of BVI Co to Gold Fields in connection with its activities in respect of Newco or the Properties hereunder and after repayment in full to pay cash distributions to Gold Fields by way of dividend; and

(d) that percentage of such amount as is equal to Brazauro's percentage beneficial ownership of BVI Co Shares to repay any debts of BVI Co to Brazauro or the BZO Nominee in connection with its activities in respect of Newco or the Properties hereunder and after repayment in full to pay cash distributions to Brazauro or the BZO Nominee by way of dividend.

Brazauro and Gold Fields agree that they will seek professional advice regarding the most efficient manner of paying such amounts from time to time to implement the intent of the foregoing and to adjust the structure if deemed warranted.

6. Transfers of Interests

(a) Any transfer by Brazauro or Gold Fields of BVI Co Shares (other than under the trust/escrow/pooling arrangement described in paragraph 12 below) will be subject to a right of first offer of the other Party. Such a transfer cannot be made without the consent of the other Party, which consent cannot be unreasonably withheld, and is subject to the transferee agreeing to be bound by the terms of the Agreement.

(b) No encumbrances of BVI Co's assets, Newco's assets or any interest in BVI Co Shares will be permitted except in connection with financing of mine construction and then subject to the Agreement and the Project Manager's lien.

7. Sale of the Properties

Any sale of the Properties to third parties shall be subject to the unanimous approval of the Committee.

8. Sale of the Newco Quotas

Any sale of the Newco quotas to third parties shall be subject to the approval of the shareholders of BVI Co by Special Resolution.

9. Winding-Up or Dissolution of BVI Co

No withdrawal by a party or winding up of BVI Co or Newco will be permitted without adequate payment of or security for reclamation and closure costs.

10. Subsidiary Management Committee

All matters relating to the affairs of Newco, including the manner in which its operations are financed, the administration of its affairs and all work on the Properties, shall be determined by the Subsidiary Management Committee (the "**Committee**"). The Committee shall consist of one representative of each of Gold Fields and Brazauro and at least one alternate representative. Committee meetings may be called by the Project Manager. The Project Manager shall call a Committee meeting within 20 business days of receipt of a request to hold a Committee meeting made by any shareholder of BVI Co with greater than 10% of the outstanding BVI Co Shares. Notice must be given not less than 10 business days before the proposed meeting date, unless waived by the representatives. Representatives and alternate representatives shall be entitled to be present in person, but the Project Manager shall also make arrangements so that all representatives and alternate representatives may attend by phone or other convenient communication medium that allows all such persons present to hear all other persons present. The Project Manager shall make reasonable efforts to schedule Committee meetings at times that are reasonably convenient for all representatives and alternate representatives to attend. A quorum for any meeting of the Committee shall be present if at least one of the representatives of each shareholder is present. The representative of the shareholder with the highest shareholding in BVI Co shall be the chairman of the meetings of the Committee. The Committee shall decide every question submitted to it by a vote with each representative being entitled to cast that number of votes which is equal to the number of shares of BVI Co held by it. The Committee shall make decisions by simple majority, except that approval by at least 76% of the votes cast at the meeting shall be required for each of the following:

(a) termination of operations on the Properties or of the business of Newco;

(b) any change of the Project Manager;

(c) any changes, alterations or amendments to any of the Articles of Incorporation or By-Laws of Newco;

(d) sale, abandonment, lease or other disposition of assets of BVI Co or Newco with a value of greater than US$250,000;

(e) material amendments to an approved program after Brazauro and Gold Fields have made their elections to contribute to such program;

(f) budget overruns exceeding 10% of the originally approved budget; and

(g) any plan to suspend mining operations for greater than 180 days or any plan to close a mine.

11. Project Manager

The Project Manager shall manage the affairs of Newco and activities on the Properties in accordance with the instructions of the Committee. For this purpose the Project Manager, or an individual who is the nominee of the Project Manager shall be the administrator of Newco. The following apply with respect to the Project Manager:

(a) Gold Fields will be the first Project Manager and remain so unless its shareholding in BVI Co is reduced below 50% or it resigns, it is subject to bankruptcy or insolvency proceedings of any kind or is removed for default. Upon Gold Fields ceasing as Project Manager, the Committee shall thereupon select the shareholder with the next highest shareholding in BVI Co to become Project Manager. The Project Manager shall manage the affairs of Newco and activities on the Properties in accordance with the instructions of the Committee.

(b) The non-Project Manager may refer a question of Project Manager default to arbitration if it is outvoted on a motion at a meeting of the Committee to remove the Project Manager for default.

(c) The Project Manager must keep the Properties in good standing and free of encumbrances, comply with laws, and maintain proper books and accounts and adequate insurance.

(d) The Project Manager must conduct exploration, development and mining activities according to programs and budgets approved by the Committee, with sole responsibility for non-approved overruns exceeding 20% on exploration programs and 10% on development and other programs, and otherwise in accordance with good mining practices.

(e) The Project Manager will have the right to cash call in advance to cover anticipated approved program expenditures, including a reasonable amount of working capital.

(f) After expiry, termination or exercise of the Second Phase Option the Project Manager's charges for management will be: 10% of exploration costs, reduced to 5% on any single third party contract exceeding $50,000; 2% of construction costs; and 3% of mine operating costs. This charge is intended as a reimbursement of the costs of the time incurred by head office management and support functions in respect of approved programs on the project, which is not otherwise billed as a cost. The charge has been established as an estimate of anticipated management and administrative costs and on the basis that the party acting as Project Manager shall not profit nor suffer loss by virtue of acting in its capacity as Project Manager providing these services.

(g) The Project Manager will have a lien on the non Project Manager's interest to secure the non Project Manager's cost share of expenditures and the right to advance the cost share of a party in default, any such advances to be accounted for in dilution formulae outlined in Sections 11 (c) and 11 (d) of this Annexure C.

(h) Prior to a production decision, the Project Manager will submit annual exploration programs to the Committee for approval, and will report on results on a quarterly basis.

(i) If Gold Fields does not deliver a Feasibility Study to exercise the Second Phase Option, the Committee may approve a program which contemplates the preparation of a feasibility report at such time, if any, as it deems fit.

(j) A construction program will be prepared by the Project Manager based on a Feasibility Study approved by the Committee.

(k) Except as contemplated by the LOI to which this is attached, each of Gold Fields and Brazauro that elects to fund the construction program must finance its own cost share of development/construction costs.

(l) After commencement of commercial production, the Project Manager will submit annual operating programs to the Committee for approval.

12. Participation in Programs and Dilution

Upon expiry, termination or exercise of the Second Phase Option, both of Brazauro and Gold Fields shall deposit, in trust, escrow or pool as determined by such Parties, their shares of BVI Co, together with powers of attorney that authorize a third party trustee, escrow agent or pool agent to transfer such shares, for the purposes of permitting transfers of BVI Co shares to reflect the beneficial ownership of such shares at a particular moment in time. Notwithstanding the registered owner of the BVI Co Ordinary Shares from time to time, Brazauro and Gold Fields agree that they shall each beneficially own that number of Ordinary Shares of BVI Co as is equal to their indirect interest in the Properties. Upon expiry, termination or exercise of the Second Phase Option, each of Brazauro and Gold Fields shall beneficially own that number of Ordinary Shares in BVI Co (**"BVI CO Shares"**) as are registered in its name. Thereafter, subject to the terms of the Third Phase Option, their beneficial ownership of BVI Co Shares shall be determined based on their relative contributions to exploration, development, construction and mining activities on or in respect of the Properties as set forth below.

(a) Each of Brazauro and Gold Fields will have an election as to whether to participate in any approved exploration and development program or approved construction program in the amount of its percentage beneficial ownership of BVI Co Shares (such percentage referred to herein as its **"Interest"**) at such time.

(b) Electing to participate in an approved program will make the Party liable for that percentage of all expenditures for that program equal to its Interest.

(c) Electing not to participate in an approved exploration and development program will result in dilution of Interest, i.e. each Party's Interest will be calculated as follows:

$$\frac{AB + Y}{B + C}$$

(Where:

A = the Interest of the Party prior to the start of the Relevant Program, as defined below;

B = the sum of all deemed and actual contributions of Brazauro and Gold Fields after the expiry, termination or exercise of the Second Phase Option but prior to the start of the Relevant Program;

Y = the actual contributions (if any) of the party to the Relevant Program; and

C = the total amount actually contributed by Brazauro and Gold Fields to the Relevant Program; and

"Relevant Program" means a program which a Party elected not to fund and which program is subsequently funded by the other Party increasing its contribution by the amount of the shortfall.)

(d) The deemed contribution of Gold Fields to programs (the **"Deemed GF Expenditures"**) shall be equal to the First Vesting Amount and all expenditures of Gold Fields after the First Phase Termination Date up to the Second Phase Termination Date. The deemed contribution of Brazauro to programs shall be equal to the Deemed GF Expenditures multiplied by a fraction, the numerator of which is the percentage beneficial interest of Brazauro in the Ordinary Shares of BVI Co immediately after the expiry, termination or exercise of the Second Phase Option and the denominator of which is the percentage beneficial interest of Gold Fields in the Ordinary Shares of BVI Co immediately after the expiry, termination or exercise of the Second Phase Option.

(e) Subject to the terms of the Third Phase Option, electing not to participate in an approved construction program will result in immediate dilution of Interest such that each of Brazauro's and Gold Fields' Interest shall equal the percentage of the construction program it has committed to fund.

(f) A party's failure to fund the percentage of an approved exploration and development program or an approved construction program it elected to fund will constitute default and result in double dilution of the defaulting Party's Interest, such that the defaulting Party's Interest will be:

$$\frac{AB + Y}{2[B + C]}$$

(A, B, Y and C having the meanings given above.)

and the non-defaulting Party's Interest will be correspondingly increased.

(g) There will be no election as to participation in an approved operating program.

(h) A Party's failure to fund the percentage of an approved operating program will constitute default and result in accelerated dilution of the defaulting Party's Interest, such that the defaulting Party's Interest will be:

$$\frac{AB + Y}{B + 2C}$$

(A, B, Y and C having the meanings given above.)

and the non-defaulting Party's Interest will be correspondingly increased.

13. Disposition of Production

The Project Manager shall dispose of production from any mine on the Properties with a view to the best interests of all shareholders of BVI Co. In the event the Project Manager disposes of any production from the Properties to a non-arm's length party of it, the Project Manager shall complete such disposition at a price equal to market prices of the product so disposed of at such time.

14. Dispute Resolution

Arbitration shall in be conducted in accordance with the London Court of International Arbitration Rules as are in force from time to time.

15. Other

(a) Project Manager must provide annual and quarterly reports on operations of Newco and allow the other Party access to all information relating to the affairs of BVI Co, Newco and the Properties in its possession, whether in hard copy, electronic medium or physical material

(b) Confidentiality

(c) Subject to BVI law.